May 25, 2010

VIA EDGAR (Correspondence Filing) U.S. Securities and Exchange Commission 100 F Street, N.W. Washington, DC 20549 Attn: James E. O'Connor (202) 551-6943

RE:

Walthausen Funds
(the “Registrant”)
File Nos. 333-147324 and 811-22143

Dear Mr. O'Connor:

On behalf of the Registrant, this letter responds to the comments you provided on May 20, 2010, with respect to Post-Effective Amendment No. 2 to the Registration Statement, filed on March 31, 2010 with regard to the Walthausen Small Cap Value Fund.  Your comments are set forth below, and each is followed by the Registrant’s response.

Comment 1:

Please remove “On shares sold after holding them for 90 days or less”. on page 1 of the prospectus.

Response 1:  The Registrant believes that the disclosure is necessary to prevent the fee table from being misleading.  To remove the disclosure would give investors the misleading impression that all redemptions, no matter how long the redeemed shares are held, would be subject to the redemption fee.  In public comments, the SEC staff has stated that this disclosure is appropriate.

Comment 2:

Please remove "*An Automatic investment Plan requires a $100 minimum automatic monthly or quarterly investment." on page 4 of the prospectus.

Response 2:

We have removed "*An Automatic investment Plan requires a $100 minimum automatic monthly or quarterly investment." on page 4 of the prospectus.

Comment 3:

Please remove "Purchases and redemptions by telephone are only permitted if you previously established this option on your account." on page 4 of the prospectus.

Response 3:

We have removed "Purchases and redemptions by telephone are only permitted if you previously established this option on your account."

Comment 4:

Please included additional disclosure if the Fund intends to concentrate investments in any industry.

Response 4:

The Fund does not intend to concentrate investments in any industry, therefore we have not added any additional disclosure.

Comment 5:

Under shareholder Information on page 7 of the prospectus please modify the sentence that states that “The NAV is generally calculated as of the close of trading on the New York Stock Exchange (normally 4:00 p.m. Eastern time) every day the Exchange is open” to state that “The NAV is generally calculated on each day the New York Stock Exchange is open as of the close of trading on the Exchange (normally 4:00 p.m. Eastern time).”

Response 5:  We have updated the prospectus as requested by the Staff.

Comment 6:

Please clarify if the Fund has “written” policies related to fair valuing securities.

Response 6:

We have inserted, “written policies” on page 8 of the prospectus to clarify that the Fund has written policies related to fair value.

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please contact me at (619) 588-9700 if you should require any further information.

Sincerely,

/s/ Jeff Provence

Jeff Provence